

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 23, 2016

Stuart J. Black
Principal Accounting Officer
Public Service Enterprise Group, Inc.
80 Park Plaza
Newark, New Jersey 07102

>   **Re: Public Service Enterprise Group Incorporated**
>   **Form 8-K Dated July 29, 2016**
>   **Filed July 29, 2016**
>   **File No. 1-09120**

Dear Mr. Black:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ James Allegretto

     James Allegretto
     Senior Assistant Chief Accountant